Triumph Ventures Corp.

8 Sharei Torah Street

Jerusalem 96387 Israel

May 15, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Katherine Wray, Attorney-Advisor
Mitchell Austin, Attorney-Advisor

Re:	Triumph Ventures Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed May 1, 2014
Commission File No. 333-194300

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date:	May 16, 2014
Requested Time:	4:01 PM Eastern Daylight Time

Ladies and Gentlemen:

Triumph Ventures Corp. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statements on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes attorney Thomas J. Craft, Jr. or Richard Rubin to orally modify this request for acceleration, if necessary.

The Registrant hereby acknowledges that:

•

should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the

Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority,

in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Rubin at (917) 957-9092, or in his absence, Mr. Craft at (561) 317-7036.

Sincerely yours,

Triumph Ventures Corp.

By:	/s/ Julius Klein Julius Klein, President